EXHIBIT 99.1

HEXO Announces High Trail Waives Event of Default Under Secured Note

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 11, 2021 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Quebec, March 14, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company") is pleased to announce today that HT Investments MA LLC (the “Noteholder”), the holder of the Company’s senior secured convertible note due May 2023 (the “Secured Note”), has irrevocably waived any rights in relation to the breach of the covenant of the Company in the Secured Note to have positive Adjusted EBITDA as defined and calculated in the Secured Note for the three-month period ending on January 31, 2022 (the “Event of Default”).

HEXO provided notice on March 11, 2022 to the Noteholder of the occurrence of an event of default under the Secured Note since it was not in compliance with the covenant of the Company in the Secured Note to have positive Adjusted EBITDA as defined and calculated in the Secured Note for the three-month period ending on January 31, 2022.

The Noteholder has irrevocably waived their rights due to the Event of Default until the earlier of May 17, 2022 or the date the proposed transaction announced on March 3, 2022 among the Company, the Noteholder and Tilray Brands, Inc. (“Tilray”) under which Tilray is expected to  purchase the Secured Note from the Noteholder is terminated (the “End of Forbearance Date”), provided further that the Company, the Noteholder and Tilray have agreed to extend the End of Forbearance Date in the event that they remain engaged in good faith negotiations to consummate the proposed transaction.

As a result of the Event of Default, the Noteholder would have had the right to declare the Secured Note or any portion of it to become due and payable immediately for cash in an amount equal to 115% of the outstanding principal amount of the Secured Note. The current outstanding principal amount of the Secured Note, which was issued with an initial principal amount of US$360,000,000 but which has been reduced through redemptions by the Noteholder, is US$208,665,185.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis ("MD&A") and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended October 31, 2021. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com
www.hexocorp.com

Media Relations:

(819) 317-0526
media@hexo.com